# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tron Inc., CIK 0001956744
CUSIP: 85237B101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 941 W. MORSE BLVD., SUITE 100, WINTER PARK, Florida (FL), 32789
Date of event which requires filing of this statement: 06/16/2025
Filed by CIK 0002075159
Persons authorized to receive notices and communications: Lawrence Venick, Esq., Loeb & Loeb LLP, 10100 Santa Monica Blvd #2200, Los Angeles, California (CA), 90067, 1 310 7285129

## Reporting persons
- Bravemorning Limited (CIK 0002075159): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 420,000,000; shared voting power 0; sole dispositive power 420,000,000; shared dispositive power 0; aggregate amount beneficially owned 420,000,000 (95.93% of the class)
  Comment: For rows 7, 9 and 11, represents (A) 100,000 shares of Series B Preferred Stock held by Bravemorning Limited, with each such Preferred Stock Share having a stated value of $1,000.00 per share and in the aggregate being convertible into 200,000,000 shares of Common Stock at a conversion price of $0.50 per share plus (B) Warrants held by Bravemorning exercisable into 220,000,000 shares of Common Stock. For row 13, calculation based on 437,833,610 shares of Common Stock, which includes (i) 17,833,610 shares of Common Stock outstanding as of June 16, 2025 as disclosed by the Issuer in the Securities Purchase Agreement, (ii) 200,000,000 shares of Common Stock into which the 100,000 shares of Series B Preferred Stock issued by the Issuer to Bravemorning pursuant to the Securities Purchase Agreement are convertible, and (iii) 220,000,000 shares of Common Stock into which the Warrants issued by the Issuer to Bravemorning are exercisable. The underlying shares into which the Series B Preferred Stock is convertible and the Warrants are exercisable have been included in the calculation of the percentage set forth in row 13, notwithstanding that the Series B Preferred Stock has not been converted and the Warrants have not been exercised. The Preferred Stock Shares cannot be converted into more than 19.99% of the currently outstanding shares of Common Stock until stockholder approval of such an issuance is obtained and effective. In addition, no Reporting Person may vote any of shares of Series B Preferred Stock on an "as converted basis" that would be in excess of the Nasdaq threshold of 19.99% of the total voting power of the Issuer's outstanding securities until stockholder approval of the transaction is obtained and effective.
- Weike Sun (CIK 0002075156): type of reporting person: individual (IN); citizenship or place of organization: Saint Kitts And Nevis (U7); source of funds: other (OO); sole voting power 420,000,000; shared voting power 0; sole dispositive power 420,000,000; shared dispositive power 0; aggregate amount beneficially owned 420,000,000 (95.93% of the class)
  Comment: For rows 7, 9 and 11, represents (A) 100,000 shares of Series B Preferred Stock held by Bravemorning Limited, with each such Preferred Stock Share having a stated value of $1,000.00 per share and in the aggregate being convertible into 200,000,000 shares of Common Stock at a conversion price of $0.50 per share plus (B) Warrants held by Bravemorning exercisable into 220,000,000 shares of Common Stock. For row 13, calculation based on 437,833,610 shares of Common Stock, which includes (i) 17,833,610 shares of Common Stock outstanding as of June 16, 2025 as disclosed by the Issuer in the Securities Purchase Agreement, (ii) 200,000,000 shares of Common Stock into which the 100,000 shares of Series B Preferred Stock issued by the Issuer to Bravemorning pursuant to the Securities Purchase Agreement are convertible, and (iii) 220,000,000 shares of Common Stock into which the Warrants issued by the Issuer to Bravemorning are exercisable. The underlying shares into which the Series B Preferred Stock is convertible and the Warrants are exercisable have been included in the calculation of the percentage set forth in row 13, notwithstanding that the Series B Preferred Stock has not been converted and the Warrants have not been exercised. The Preferred Stock Shares cannot be converted into more than 19.99% of the currently outstanding shares of Common Stock until stockholder approval of such an issuance is obtained and effective. In addition, no Reporting Person may vote any of shares of Series B Preferred Stock on an "as converted basis" that would be in excess of the Nasdaq threshold of 19.99% of the total voting power of the Issuer's outstanding securities until stockholder approval of the transaction is obtained and effective.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Tron Inc.
Address of issuer's principal executive offices: 941 W. MORSE BLVD., SUITE 100, WINTER PARK, Florida (FL), 32789
Comment: Bravemorning Limited has acquired (A) preferred stock which is convertible into 200,000,000 shares of common stock and (B) warrants to purchase 220,000,000 shares of common stock

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by:
(i) Bravemorning Limited ("Bravemorning"); and
(ii) Mr. Weike Sun (together with Bravemorning, the "Reporting Persons")
Residence or business address: The registered address of each of the Reporting Persons is Sea Meadow House, (P.O. Box 116), Road Town, Tortola, British Virgin Islands
Present principal occupation or employment: The principal business of Bravemorning is investments. Mr. Weike Sun is holding senior management and advisory role to several fintech companies.
Criminal convictions in the last five years: None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: (i) Bravemorning is a British Virgin Islands business company; and (ii) Mr. Weike Sun is a citizen of Saint Kitts and Nevis.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 3. On June 16, 2025, the Issuer entered into the Securities Purchase Agreement with Bravemorning (the "Securities Purchase Agreement"). Pursuant to the Securities Purchase Agreement, on June 16, 2025, Bravemorning purchased from the Issuer 100,000 shares of Series B Preferred Stock which are convertible into 200,000,000 shares of Common Stock and Warrants to purchase 220,000,000 shares of Common Stock for an aggregate purchase price of $100,000,000. The purchase of the Series B Preferred Stock and Warrants were paid in the form of TRX tokens on June 28, 2025; these tokens were derived from Bravemorning's TRX holdings. The Series B Preferred Stock Shares cannot be converted into more than 19.99% of the currently outstanding shares of Common Stock until stockholder approval of such an issuance is obtained and effective. In addition, no Reporting Person may vote any of shares of Series B Preferred Stock on an "as converted basis" that would be in excess of the Nasdaq threshold of 19.99% of the total voting power of the Issuer's outstanding securities until such stockholder approval is obtained and effective.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4. The Reporting Persons acquired the securities reported herein for the purposes of obtaining control of the Issuer. In connection with the transactions, (A) Hans Haywood and Gary Herman resigned as members of the Board; (B) Douglas McKinnon resigned as a member of the Board (Mr. McKinnon remains the Company's Chief Financial Officer. Mr. McKinnon's resignation as a member of the Board was not a result of any disagreements with the Company on any matter relating to the Company's operations, policies, or practices) and (C) Mr. Weike Sun, Zhihong Liu ("Mr. Liu"), and Zi Yang ("Mr. Yang") were appointed as members of the Board. Mr. Weike Sun was named Chairman of the Board. Mr. Liu and Mr. Yang are appointed to each of the Audit, Compensation, and Nominating and Corporate Governance Committees of the Board. Mr. Liu is expected to serve as chair of the Compensation Committee and Mr. Yang is expected to serve as chair of the Nominating and Corporate Governance Committee. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, subject to the terms and conditions of the Securities Purchase Agreement, may, from time to time, and at any time in the future, formulate plans or proposals depending on various factors, including the Issuer's financial position and strategic direction, corporate transactions, actions taken by the Issuer's Board of Directors, price levels of the Issuer's securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, and take such actions with respect to the investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing and the subject to any transfer restrictions set forth in the Securities Purchase Agreement, the Reporting Persons may, from time to time, (i) acquire additional shares of Common Stock, other equity, debt, notes, other securities, or derivative, other instruments that are based upon or relate to the value of securities of the Issuer or any combination of the foregoing (collectively, the "Securities") in the open market, private transactions or otherwise; (ii) dispose of any or all of their Securities in the open market, private transactions or otherwise, including pursuant to registered transactions if and when such registered transactions are approved by the Issuer; (iii) engage in any hedging, derivative or similar transactions, including with respect to the Securities or otherwise; (iv) discuss with the Issuer's management, including the Board, the governance and strategic direction of the Issuer; or (v) propose or consider one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Series B Preferred Stock Shares cannot be converted into more than 19.99% of the currently outstanding shares of Common Stock until stockholder approval of such an issuance is obtained and effective. In addition, no Reporting Person may vote any of shares of Series B Preferred Stock on an "as converted basis" that would be in excess of the Nasdaq threshold of 19.99% of the total voting power of the Issuer's outstanding securities until such stockholder approval is obtained and effective. The Reporting Persons undertake no obligation to make additional disclosures except to the extent required by law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the cover pages and Item 2 of this Schedule 13D is hereby incorporated by reference into this Item 5. The Reporting Persons beneficially own 100,000 shares of Series B Preferred Stock (convertible into an aggregate of 200,000,000 shares of Common Stock) and Warrants to purchase 220,000,000 shares of Common Stock, as of the close of business on June 16, 2025. Each share of Series B Preferred Stock has identical voting rights as the number of shares of Common Stock into which per Series B Preferred Stock are convertible. The holding of the Series B Preferred Stock and the Common Stock exercised from the Warrants owned by the Reporting Persons constitutes approximately [95.93%] of the voting power of the Common Stock. This percentage is based on (i) 17,833,610 shares of Common Stock outstanding as of June 16, 2025 as disclosed by the Issuer in the Securities Purchase Agreement, (ii) 200,000,000 shares of Common Stock into which the 100,000 shares of Series B Preferred Stock issued by the Issuer to Bravemorning pursuant to the Securities Purchase Agreement are convertible, and (iii) 220,000,000 shares of Common Stock into which the Warrants issued by the Issuer to Bravemorning are exercisable. The Series B Preferred Stock Shares cannot be converted into more than 19.99% of the currently outstanding shares of Common Stock until stockholder approval of such an issuance is obtained and effective. In addition, no Reporting Person may vote any of shares of Series B Preferred Stock on an "as converted basis" that would be in excess of the Nasdaq threshold of 19.99% of the total voting power of the Issuer's outstanding securities until such stockholder approval is obtained and effective. The Reporting Persons do not beneficially own any shares of Common Stock except as described herein.
Number of shares as to which each person has sole or shared power to vote or dispose: Bravemorning is the direct beneficial owner, and has sole power to vote and direct the disposition, of 100,000 shares of Series B Preferred Stock (which are convertible into 200,000,000 shares of Common Stock) and Warrants to purchase 220,000,000 shares of Common Stock, as of the close of business on June 16, 2025. Mr. Weike Sun is the indirect beneficial owner of such shares of Series B Preferred Stock and such Warrants. As such, Mr. Weike Sun has sole power to vote and direct the disposition of such shares of Series B Preferred Stock and such Warrants.
Transactions in the class effected during the past sixty days: The Reporting Persons have not engaged in any transaction in any shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On June 16, 2025, the Issuer entered into the Securities Purchase Agreement with Bravemorning. Pursuant to the Securities Purchase Agreement, on June 16, 2025, Bravemorning purchased from the Issuer 100,000 shares of Series B Preferred Stock and Warrants to purchase 220,000,000 shares of Common Stock for an aggregate purchase price of $100,000,000. The purchase of the Series B Preferred Stock and Warrants were paid in the form of TRX tokens on June 28, 2025; these tokens were derived from Bravemorning's TRX holdings. The Series B Preferred Stock Shares cannot be converted into more than 19.99% of the currently outstanding shares of Common Stock until stockholder approval of such an issuance is obtained and effective. In addition, no Reporting Person may vote any of shares of Series B Preferred Stock on an "as converted basis" that would be in excess of the Nasdaq threshold of 19.99% of the total voting power of the Issuer's outstanding securities until such stockholder approval is obtained and effective.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EXHIBIT 99.1: Form of Securities Purchase Agreement, dated as of June 16, 2025 (incorporated by reference from Exhibit 10.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on June 16, 2025).

EXHIBIT 99.2: Form of Common Stock Purchase Warrant, dated as of June 16, 2025 (incorporated by reference from Exhibit 4.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on June 16, 2025).

## Signatures
- Bravemorning Limited: /s/ Weike Sun, Bravemorning Limited, by Mr. Weike Sun, its Director (07/24/2025)
- Weike Sun: /s/ Weike Sun, Mr. Weike Sun (07/24/2025)